Exhibit 5(iii)

Heska Announces Increase in Odd-Lot Tender Offer Price to $9.50 per

Share and Extension of Expiration Date

LOVELAND, CO — September 25, 2012 — Heska Corporation (NASDAQ: HSKA - News; “Heska” or the “Company”), a provider of advanced veterinary diagnostic and other specialty veterinary products, announced today that its Board of Directors has approved a $1.00 per share increase, from $8.50 to $9.50, in the offer price for each share of its common stock held by stockholders who owned, of record or beneficially, 99 or fewer shares as of the close of business on August 21, 2012, and who continue to hold such shares through the expiration of the offer. This increased offer price reflects premiums of 18% and 5.3% over the last share sales price of the Company’s common stock on the record date and September 21, 2012, respectively. The Company’s Board of Directors has also approved an extension of the expiration date for this odd-lot tender offer from 5:00 p.m. Eastern time on October 2, 2012 to 5:00 p.m. Eastern time October 15, 2012.

Participants in the odd-lot tender offer are to receive the Company’s recently announced dividend of $0.10 per share payable on October 10, 2012 regardless of whether the underlying shares have already been tendered or are tendered before or after the September 28, 2012 record date.

In addition, the Company filed today with the Securities and Exchange Commission (“SEC”) an amendment to the Company’s Schedule TO on Schedule 13E-3. This amendment was filed (1) to reflect a change in SEC filing form from Schedule TO to Schedule 13E-3 in response to a request of the SEC and (2) to reflect the increase in price per share offered by the Company and corresponding extension of the expiration date for the offer, as described above. Notwithstanding this filing on Schedule 13E-3 rather than on Schedule TO, the Company and its board of directors have not changed their previously announced intentions for this offer and still currently intend for the Company to remain a public company for the foreseeable future, with its shares of common stock to remain listed on the Nasdaq Stock Market after the completion of the offer, regardless of whether the completion of the offer results in the Company having less than 300 stockholders of record. There can be no assurance given, however, that the board of directors will not determine at a later date to terminate the registration of the Company’s common stock and its listing on the Nasdaq Stock Market if doing so is deemed by the board of directors at that time to be in the best interests of the Company and its stockholders.

Investors may obtain copies of the Company’s Schedule TO filed August 27, 2012, the amendment filed on September 14, 2012, and the amendment filed today on Schedule 13E-3 from the SEC at no charge by visiting the SEC’s website (www.sec.gov). Company stockholders with questions or requests for documents may also call the Company’s information agent in this matter, Morrow & Co., LLC, at (800) 607-0088.

In addition to technical conforming changes made to convert the Company’s filing from Schedule TO to Schedule 13E-3, the following details the changes made. Except as otherwise noted below and in the amendment filed on September 14, 2012, no other changes have been made to the documents previously mailed to stockholders on August 27, 2012:

(1)	All references to the offer price of $8.50 per share in (i) the Offer to Purchase, (ii) the Letter of Transmittal, (iii) the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, (iv) the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, (v) the Client Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and (vi) the Notice of Guaranteed Delivery are hereby amended and restated to refer to an offer price of $9.50 per share.

(2)	All references to the offer expiration date of 5:00 p.m., Eastern Time, on October 2, 2012 in (i)

the Offer to Purchase, (ii) the Letter of Transmittal, (iii) the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, (iv) the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and (v) the Notice of Guaranteed Delivery are hereby amended and restated to refer to an offer expiration date of 5:00 p.m., Eastern Time, on October 15, 2012.

(3)	All references to “October 2, 2012” in the Offer to Purchase are hereby amended and restated to refer to the date of “October 15, 2012.”

(4)	The fourth bullet point on page 1 under the heading “Summary of Terms” in the Offer to Purchase is hereby amended to read as follows:

The purchase price per share we are offering is $9.50. This price represents premiums of $1.47, or 18.3%, and $0.48, or 5.3%, over the last share sales price of our common stock as reported on the Nasdaq Stock Market prior to the close of business on the record date ($8.03) and September 21, 2012 ($9.02), respectively. See “Special Factors — Determination of Fairness by our Board of Directors.”

(5)	The second bullet point under the heading “Determination of Fairness of Offer by our Board of Directors” on page 10 of the Offer to Purchase is hereby amended to read as follows:

The purchase price per share we are offering is $9.50. This price represents premiums of $1.47, or 18.3%, and $0.48, or 5.3%, over the last share sales price of our common stock as reported on the Nasdaq Stock Market prior to the close of business on the record date ($8.03) and September 21, 2012 ($9.02), respectively. See “Special Factors — Determination of Fairness by our Board of Directors.”

(6)	The first bullet point on page 11 under the heading “Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is hereby amended to read as follows:

Current and Historical Market Prices. The current market prices as well as the Company’s historical stock prices were important considerations for our board of directors. The market price for a share of our common stock over the 52 weeks ended June 30, 2012 has ranged between approximately $6.53 and $13.00. The $9.50 per share price to be paid for tendered shares in the offer represents premiums of $1.47 per share, or 18.3%, and $0.48 per share, or 5.3%, over the market price on the last trade prior to the close of business on August 21, 2012, the record date for the offer, and September 21, 2012, respectively.

(7)	The second bullet point on page 11 under the heading “Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is hereby amended to read as follows:

Book Value. As of June 30, 2012, the book value per basic share of our common stock was $9.12. The per share cash price of $9.50 payable in the offer therefore represents approximately a 4.2% premium to the book value per basic share of our common stock. Due to the voluntary nature of the offer, where a tendering shareholder may consider the book value per share and other factors prior to participating, our board of directors did not consider the book value per share to be as relevant as the market price. Our board of directors selected an offer price that it believed would be attractive to eligible unaffiliated stockholders relative to market price, especially in light of the potential limited liquidity of odd-lot stockholders and the transaction costs faced by them in the open market, and therefore motivating, recognizing that the volitional nature of the offer is intended to ensure fairness of any particular offering price to tendering stockholders with disparate personal and financial circumstances and strategies. For those unaffiliated stockholders who do no elect to participate or are otherwise ineligible to participate, the board of directors considered the minimal difference between the offer price and book value to be immaterial.

(8)	References to the number “366 thousand” under “Special Factors — Background,” “ — Our Reasons for Pursuing the Odd-Lot Tender Offer Rather than Other Alternatives,” “ — Effects of the Tender Offer Generally,” and under “Terms of the Offer — Source and Amount of Funds” in the Offer to Purchase are hereby amended and restated to refer to the number “409 thousand.”

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares of the Company’s common stock. The offer is being made solely pursuant to the offer to purchase and the accompanying documents, including the letter of transmittal, each dated August 27, 2012, and as amended on September 14, 2012 and September 25, 2012. The offer will expire at 5:00 p.m. Eastern time on October 15, 2012, unless otherwise extended or earlier terminated. Eligible stockholders who would like to accept the offer must tender all shares that they own. Partial tenders will not be accepted.

Forward-Looking Statements

Statements made in this news release that are not historical facts may be forward-looking statements. Actual results may differ materially from those projected in any forward-looking statement. Important factors that could cause actual results to differ materially from those anticipated by any forward-looking information include, but are not limited to, future economic conditions, competitive services and pricing, new competitor entry, financing, the delivery of services under existing contracts and other factors. For a more detailed description of the factors that could cause such a difference, please see the section entitled “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, as well as the Company’s other filings with the Securities and Exchange Commission. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Heska

Heska Corporation (NASDAQ: HSKA) sells advanced veterinary diagnostic and other specialty veterinary products. Heska’s state-of-the-art offerings to its customers include diagnostic instruments and supplies as well as single use, point-of-care tests, vaccines and pharmaceuticals. The company’s core focus is on the canine and feline markets where it strives to provide high value products and unparalleled customer support to veterinarians. For further information on Heska and its products, visit the company’s website at www.heska.com.